June 5, 2009

David L. Orlic
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-0303

Re: BellaVista Capital, Inc., Preliminary Revised Proxy Statement on Schedule 14A, Filed May 26, 2009 and 14a-12 Soliciting Materials filed May 12, 2009, File No. 000-30507

Dear Mr. Orlic:

Thank you for your letter dated June 1, 2009, regarding our recent PRRN14A. I will respond to the questions you asked in your letter in the order in which you posed them.

1.	We have deleted the referenced knowledge qualifier.

2.
We believe that all of the statements we made in our soliciting materials filed under Rule 14a-12 were neither false nor misleading under Rule 14a-9.  Furthermore, we believe that the statements fall within the disclosure standards enunciated in the notes to Rule 14a-9.  With respect to your bullet points, we provide the following response:

•
We did not draw a causal relationship between the decline in the value of BellaVista’s assets and the board’s actions, only pointed out that the board presided over the decline.  We also point out that our statements did not relate to a “share price” in terms of a market, because there is no market.  Our statements were about the “net realizable value” of the shares.  Nonetheless, we have clarified in our new 14a-12 materials that one cannot prove a causal relationship and that real estate generally has suffered declines recently.

•
We have clarified in our new 14a-12 materials that past performance of MPF funds is no guarantee of future results and that the performance of MPF funds is not necessarily indicative of the possible future performance of BellaVista.  Further, we have made clear that we are not predicting the future value of BellaVista’s shares under our management, but rather simply stating that we believe that our cost-cutting proposals and asset management services are likely to be better than the alternative.  In terms of the statements regarding our “gross returns” we have clarified that our liquidated funds have averaged internal rates of return in excess of 15%, and that in order to do so after fees and expenses, the “gross” returns must be substantially higher than that, hence the “greater than 20%” estimate.  But we have again stated that such performance is not necessarily indicative of what we can or will do with BellaVista’s assets, and we have pointed out that we only propose to actively manage or reinvest a portion of BellaVista’s assets, so its performance will be distinct from that of prior MPF funds.  We will also provide supplementally to the staff support for the assertion that our liquidated funds have achieved these returns.

•
In terms of the cost savings, we provided the total expenses BellaVista incurred in 2007 and 2008, which numbers were derived from the Annual Reports on Form 10-KSB for those years.  We have also pointed out that the cost savings should only increase as BellaVista’s assets are liquidated, because our 2% fee would decrease commensurately, but the current board fees and expenses would not.  Further, we do not believe there is any dilutive effect of granting the option to us because at the point such an option is granted, it will not be “in the money” because the strike price will be equal to the current net realizable value.  Thus, only if we manage to improve the value of the assets will the shares have any value, in which case the shareholders will benefit compared to the current scenario.

Closing paragraphs: While acknowledging the Staff’s positions, and without implying any specific issue with such position, we respectfully decline to make the statements requested. There is no requirement that we do so.  To the extent the requested statements are accurate statements of applicable law, there is no reason to obtain from us a recitation of such law.  To the extent the statements go beyond applicable law or reflect interpretations of law that may be open to dispute, it would not be fair or appropriate to require us to make statements that might prejudice our right to take a contrary position at some later time, if the occasion arose.

Please let me know if you have any questions or further comments.  Thank you.

Very Truly Yours,

Chip Patterson
Senior Vice President and General Counsel
(925) 631-9100 ext. 1006
(925) 235-1096 (Fax)
chip@mpfi.com